SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No. 1 )


DECS Trust II
(Name of Issuer)

DECS representing shares of beneficial interest of DECS Trust
(Title of Class of Securities)

233188200
(CUSIP Number)


December 31, 1999
(Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


    Rule 13d-1 (b)

x   Rule 13d-1  (c)

    Rule 13d-1 (d)



CUSIP No.  233188200

1.  NAME OF REPORTING PERSON
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

(1) Highbridge Capital Corporation - not applicable
(2) Highbridge Capital Management, LLC - 13-3993048

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)
	(b)
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

(1) Highbridge Capital Corporation - Cayman Islands, British West Indies
(2) Highbridge Capital Management, LLC  - State of Delaware

5. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

0

6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

355,630

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOL DISPOSITIVE POWER

0

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

355,630

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

355,630

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11.29%

12.  TYPE OF REPORTING PERSON

(1) Highbridge Capital Corporation - BD
(2) Highbridge Capital Management, LLC  - CO



Item 1.

(a)  Name of Issuer
DECS Trust II
(b)  Address of Issuer's Principal Executive Offices:
c/o Puglisi & Associates
850 Library Avenue
Suite 204
Newark, Delaware  19715

Item 2.

(a)  Name of Person Filing
(1)  Highbridge Capital Corporation
(2)  Highbridge Capital Management, LLC

(b)	Address of Principal Business Office or, if none, Residence
(1) Highbridge Capital Corporation
The Anchorage Centre, 2nd Floor
Harbour Drive, George Town,
Grand Cayman, Cayman Islands, British West Indies

(2) Highbridge Capital Management, LLC
767 Fifth Avenue, 23rd Floor
New York, New York  10153

(c)  Citizenship
(1)  Highbridge Capital Corporation - Cayman Islands, British West Indies
(2)  Highbridge Capital Management, LLC - State of Delaware

(d)  Title of Class of Securities
DECS representing shares of beneficial interest of DECS Trust
(e)  CUSIP Number
233188200

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

x (a)    Broker or Dealer registered under Section 15 of the Act (Highbridge
 Capital Corporation)
  (b)    Bank as defined in section 3(a)(6) of the Act
  (c)    Insurance Company as defined in section 3(a)(19) of the act
  (d)    Investment Company registered under section 8 of the Investment Company
 Act
  (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
	Highbridge Capital Management, LLC is the trading manager of Highbridge Capital Corporation. Highbridge Capital Management, LLC is exempt from registration as an investment adviser. The persons at Highbridge Capital Management, LLC who actually exercise the power to dispose of and the power to vote the investments of Highbridge Capital Corporation are registered as registered representatives of Highbridge Capital Corporation, a registered broker/dealer.

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)
(g)    Parent Holding Company, in accordance with 240.13(d)(ii)(G) (Note:
 See Item 7)
(h)    Group, in accordance with  240.13d(b)(1)(ii)(H)

Item 4.  Ownership
(a)  Amount Beneficially Owned	355,630
(b)  Percent of Class	11.29%
(c)  Number of shares as to which such person has:
     (i)  sole power to vote or to direct the vote	0
     (ii)shared power to vote or to direct the vote	355,630
     (iii)sole power to dispose or to direct the disposition of	0
     (iv)  shared power to dispose or to direct the disposition of	355,630

Item 5.  Ownership of Five Percent or Less of a Class

Inapplicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable

Item 8.  Identification and Classification of Members of the Group

Inapplicable

Item 9.  Notice of Dissolution of Group

Inapplicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


		Date   2/9/2000

  /s/		Howard Feitelberg
		Signature

	Howard Feitelberg / Controller, Highbridge Capital Corporation
	Name/Title



		Date    2/9/2000

		/s/  Ronald S. Resnick
		Signature

	Ronald S. Resnick, Managing Director, Highbridge Capital Management, LLC Name/Title